UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Olema Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68062P106

(CUSIP Number)

JAMES KRATKY

BVF Partners L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8890

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,392,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,392,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,392,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,392,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,392,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,392,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,523,265
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,523,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,523,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,523,265
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,523,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,523,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		436,082
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

436,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

436,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		436,082
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

436,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

436,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,915,928
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,915,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,915,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,661,503
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,661,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,661,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

PN, IA

9

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,661,503
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,661,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,661,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,661,503
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,661,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,661,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

Gorjan Hrustanovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,944 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,944 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,944 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

(1) Excludes Shares (as defined below) underlying certain options which will not vest within sixty days hereof.

12

CUSIP No. 68062P106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.0001 per share (the “Shares”), of Olema Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 512 2nd Street, 4th Floor, San Francisco, California 94107.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”);
(ii)	BVF I GP LLC, a Delaware limited liability company (“BVF GP”), which serves as general partner of BVF;
(iii)	Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”);
(iv)	BVF II GP LLC, a Delaware limited liability company (“BVF2 GP”), which serves as general partner of BVF2;
(v)	Biotechnology Value Trading Fund OS LP, a Cayman Islands limited partnership (“Trading Fund OS”);
(vi)	BVF Partners OS Ltd., a Cayman Islands limited liability company (“Partners OS”), which serves as general partner of Trading Fund OS;
(vii)	BVF GP Holdings LLC, a Delaware limited liability company (“BVF GPH”), which is the sole member of each of BVF GP and BVF2 GP;
(viii)	BVF Partners L.P., a Delaware limited partnership (“Partners”), which serves as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners managed accounts (the “Partners Managed Accounts”), and as the sole member of Partners OS;
(ix)	BVF Inc., a Delaware corporation, which serves as general partner of Partners and the managing member of BVF GPH;
(x)	Mark N. Lampert, who serves as the sole officer and director of BVF Inc.; and
(xi)	Gorjan Hrustanovic, Ph.D., who serves as a member of the Board of Directors of the Issuer (the “Board”) and as a principal of Partners.

13

CUSIP No. 68062P106

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The business address of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc., Mr. Lampert and Dr. Hrustanovic is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)       The principal business of each of BVF, BVF2, and Trading Fund OS is investing in securities. The principal business of BVF GP, BVF2 GP, and Partners OS is serving as the general partner of BVF, BVF2, and Trading Fund OS, respectively. The principal business of BVF GPH is serving as the sole member of each of BVF GP and BVF2 GP. The principal business of Partners is serving as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts, and the sole member of Partners OS. The principal business of BVF Inc. is serving as the general partner of Partners and the managing member of BVF GPH. Mr. Lampert is the sole officer and director of BVF Inc. Dr. Hrustanovic is a principal of Partners.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Lampert and Hrustanovic are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

2,778,745 of the Shares beneficially owned by BVF were acquired in conjunction with the Issuer’s Initial Public Offering on November 19, 2020 (the “IPO”), in connection with which all of the Issuer’s Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred”), Series B Convertible Preferred Stock (the “Series B Preferred”) and Series C Convertible Preferred Stock (the “Series C Preferred” and together with the Series A-1 Preferred and Series B Preferred, the “Preferred Stock”) held by BVF automatically converted into Shares on a basis of one-for-one. The aggregate purchase price of the Preferred Stock which converted into such Shares is approximately $14,905,771. In addition, BVF purchased 613,918 Shares in connection with the IPO for a price of $19.00 per Share. The aggregate purchase price of such Shares is approximately $11,664,442.

14

CUSIP No. 68062P106

2,076,840 of the Shares beneficially owned by BVF2 were acquired in conjunction with the IPO, in connection with which all of the Issuer’s Preferred Stock held by BVF2 automatically converted into Shares on a basis of one-for-one. The aggregate purchase price of the Preferred Stock which converted into such Shares is approximately $10,751,289. In addition, BVF2 acquired 446,425 Shares in connection with the IPO for a price of $19.00 per Share. The aggregate purchase price of such Shares is approximately $8,482,075.

361,091 of the Shares beneficially owned by Trading Fund OS were acquired in conjunction with the IPO, in connection with which all of the Issuer’s Preferred Stock held by Trading Fund OS automatically converted into Shares on a basis of one-for-one. The aggregate purchase price of the Preferred Stock which converted into such Shares is approximately $1,671,319. In addition, Trading Fund OS acquired 74,991 Shares in connection with the IPO for a price of $19.00 per Share. The aggregate purchase price of such Shares is approximately $1,424,829.

284,827 of the Shares held in the Partners Managed Accounts were acquired in conjunction with the IPO, in connection with which all of the Issuer’s Preferred Stock held by the Partners Managed Accounts automatically converted into Shares on a basis of one-for-one. The aggregate purchase price of the Preferred Stock which converted into such Shares is approximately $671,619. In addition, the Partners Managed Accounts acquired 24,666 Shares in connection with the IPO for a price of $19.00 per Share. The aggregate purchase price of such Shares is approximately $468,654.

Options referencing 64,560 Shares, 14,944 Shares of which Dr. Hrustanovic may be deemed to beneficially own, were awarded to him on November 18, 2020, for no consideration in connection with his service on the Board. Pursuant to a certain agreement entered into between Partners and Dr. Hrustanovic, Dr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced options to Partners.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities reported owned herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 30, 2020, certain of the Reporting Persons entered into the Amended and Restated Investors’ Rights Agreement (the “Rights Agreement”) with the Issuer and the other signatories thereto. Pursuant to the Rights Agreement, the Reporting Persons will be entitled to rights with respect to the registration of the securities held by them under the Securities Act of 1933, as amended (the “Securities Act”), specifically, the Shares acquired in connection with the IPO upon conversion of the Issuer’s preferred stock, including demand registration rights, short-form registration rights and piggyback registration rights. The demand registration rights and short form registration rights granted under the Rights Agreement will terminate on the earliest of (i) a Liquidation Transaction (as defined in the Rights Agreement), (ii) the third anniversary of the IPO and (iii) such time after consummation of the IPO or Qualified Merger as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares during a three-month period without registration (and without the requirement for the Issuer to be in compliance with the current public information required under subsection (c)(1) of SEC Rule 144).

15

CUSIP No. 68062P106

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based on 40,169,738 Shares outstanding, which is the expected total number of Shares outstanding following the Issuer’s IPO as disclosed in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on November 19, 2020 (the “Prospectus”). With respect to Dr. Hrustanovic, the aggregate percentage of Shares reported owned is based on a denominator that is the sum of (i) 40,169,738 Shares outstanding and (ii) 14,944 Shares issuable upon the exercise of certain options.

As of the date hereof, (i) BVF beneficially owned 3,392,663 Shares, representing percentage ownership of approximately 8.5% of the Shares outstanding, (ii) BVF2 beneficially owned 2,523,265 Shares, representing percentage ownership of approximately 6.3% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 436,082 Shares, representing percentage ownership of approximately 1.1% of the Shares outstanding, and (iv) 309,493 Shares were held in the Partners Managed Accounts, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 3,392,663 Shares beneficially owned by BVF, representing percentage ownership of approximately 8.5% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,523,265 Shares beneficially owned by BVF2, representing percentage ownership of approximately 6.3% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 436,082 Shares beneficially owned by Trading Fund OS, representing percentage ownership of approximately 1.1% of the Shares outstanding.

16

CUSIP No. 68062P106

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 5,915,928 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 14.7% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts and the sole member of Partners OS, may be deemed to beneficially own the 6,661,503 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, representing percentage ownership of approximately 16.6% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 6,661,503 Shares beneficially owned by Partners, representing percentage ownership of approximately 16.6% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 6,661,503 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 16.6% of the Shares outstanding.

As of the date hereof, Dr. Hrustanovic beneficially owned 14,944 Shares underlying certain options which will vest within sixty days hereof, representing percentage ownership of less than 1% of the Shares outstanding.

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 6,661,503 Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH and the Partners Managed Accounts.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

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CUSIP No. 68062P106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Rights Agreement as defined and described in Item 4 above and the description of that certain agreement between Partners and Dr. Hrustanovic set forth in Item 3 is incorporated herein by reference.

On November 20, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 hereto and is incorporated herein by reference.

BVF GP and BVF2 GP are the general partners of BVF and BVF2, respectively, pursuant to their respective limited partnership agreements, which provide BVF GP and BVF2 GP with broad authority over the activities and assets of BVF and BVF2. Pursuant to such limited partnership agreements, BVF GP and BVF2 GP are entitled to allocations based on realized and unrealized gains on the respective assets of BVF and BVF2.

Partners is the sole member of Partners OS and the investment manager of BVF, BVF2, and Trading Fund OS, pursuant to their respective investment management agreements which authorize Partners, among other things, to invest the funds of BVF, BVF2, and Trading Fund OS in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets from each of BVF, BVF2, and Trading Fund OS.

Pursuant to investment management agreements with the Partners Managed Accounts, Partners and BVF Inc. have authority, among other things, to invest funds of the Partners Managed Accounts in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Amended and Restated Investors’ Rights Agreement by and among the Issuer, Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP and the other signatories thereto, dated September 30, 2020 (incorporated by reference to Exhibit 4.2 of the Issuer’s Form S-1 filed with the Securities and Exchange Commission on October 30, 2020).

99.2	Joint Filing Agreement by and among Biotechnology Value Fund, L.P., BVF I GP LLC, Biotechnology Value Fund II, L.P., BVF II GP, LLC, Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF GP Holdings LLC, BVF Partners L.P., BVF Inc., Mark N. Lampert and Gorjan Hrustanovic, dated November 20, 2020.

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CUSIP No. 68062P106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	/s/ Gorjan Hrustanovic
	Mark N. Lampert	GORJAN HRUSTANOVIC
President

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CUSIP No. 68062P106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

BIOTECHNOLOGY VALUE FUND, L.P.

Series C Convertible Preferred Stock (1)	2,119,314 (2)	3.96782	09/30/2020
Common Stock	613,918	19.00	11/19/2020

BIOTECHNOLOGY VALUE FUND II, L.P.

Series C Convertible Preferred Stock (1)	1,456,461 (2)	3.96782	09/30/2020
Common Stock	446,425	19.00	11/19/2020

Biotechnology Value Trading Fund OS LP

Series C Convertible Preferred Stock (1)	204,638 (2)	3.96782	09/30/2020
Common Stock	74,991	19.00	11/19/2020

BVF Partners L.P.

(Through the BVF Partners L.P. Managed Account)

Common Stock	24,666	19.00	11/19/2020

____

(1) As disclosed in the Issuer’s Prospectus, the Issuer completed the closing of its Series C Preferred financing on September 30, 2020, pursuant to which the Reporting Persons purchased shares of Series C Preferred.

(2) As disclosed in the Prospectus, on November 13, 2020, the Issuer filed an amended and restated certificate of incorporation to effect a 1-for-2.788 reverse split of shares of the Issuer’s issued and outstanding Common Stock and convertible preferred stock (the “2.788 Stock Split”). On November 19, 2020, in connection with the Issuer’s IPO, each share of the Series C Preferred held by the Reporting Persons automatically converted on a one-for-one basis into the Issuer's Common Stock (together with the 2.788 Stock Split, the “Reverse Stock Splits”). The Series C Preferred reported herein do not reflect the Reverse Stock Splits.